 Exhibit 15.4

November 29, 2019

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

We have read Item 16F of Form 20-F dated November 29, 2019, of ChinaCache International Holdings Ltd. and are in agreement with the statements contained in subsection (c) contained therein regarding Marcum Bernstein & Pinchuk. We have no basis to agree or disagree with other statements of the registrant contained therein.

Beijing, the People’s Republic of China